Mail Stop 4561
Via Fax (858) 676-2299

November 29, 2007

Vincent Rossi
Acting Chief Financial Officer
St. Bernard Software, Inc.
15015 Avenue of Science
San Diego, CA 92128

Re: **St. Bernard Software, Inc.**
       Form 8-K filed November 26, 2007
       File No. 000-50813

Dear Mr. Rossi:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on November 16, 2007

1.   We note that you filed an Item 4.01 Form 8-K on November 26, 2007 to disclose that your former independent accountant, Mayer Hoffman McCann P.C., resigned effectively on November 19, 2007. We also note you previously filed an Item 4.01 8-K on October 19, 2007 announcing that your independent auditor would be resigning at the earlier of (1) the filing date of your Form 10-QSB for the period ending as of and on September 30, 2007 or (2) November 20, 2007, which complied with requirements of Item 304 of Regulation S-B. As the requirements

of Item 304 are intended to apply to the date the former accountant resigned, declined to stand for re-election, or was dismissed, please amend your report filed on November 26, 2007 to include the disclosures required by Regulation S-B Item 304 paragraphs (a)(1)(ii) to (a)(1)(iv) and (a)(3).

2. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-B Item 304 paragraph (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3379, or in my absence, to Robert Benton at (202) 551-3804.

Sincerely,

Melissa Feider
Staff Accountant